Mail Stop 3561

December 18, 2007

Mr. Timothy J. Cope
President and Chief Financial Officer
130 Cheshire Lane, Suite 101
Minnetonka, Minnesota 55305

> **Re:** **Lakes Entertainment, Inc.**
> **Form 10-K/A for the year ended December 31, 2006**
> **Filed October 19, 2007**
> **File No. 000-24993**

Dear Mr. Cope:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Item 6. Selected Financial Data

1. Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. For example, you should describe or cross-reference to a discussion of (i) the $11,250 legal settlement received in fiscal 2004, (ii) the $10,216 gain on sale of the PokerTek investment in fiscal 2006, (iii) the loss on extinguishment of debt and other interest expenses in 2006 and (iv) any other significant or unusual items which may be helpful to an investor's understanding of the selected financial data Refer to the requirements of Item 301 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity

2. We note for the years ended January 1, 2006 and December 31, 2006 you have recorded an amount of additional paid in capital for the "net change in equity related to minority interest." Please explain to us the nature of these amounts and how the amounts were calculated or determined. Also, please explain to us the nature of the "expiration of repurchase commitment of subsidiary common shares" recorded in additional paid in capital for the year ended January 1, 2006.

Note 2. Summary of Significant Accounting Policies

– Revenue Recognition, page 73

3. We note from your disclosure on page 34 of MD&A that WPTE began to recognize advertising/sponsorship revenue during fiscal 2006. Please tell us, and disclose in the notes to the financial statements in future filings, your accounting policy for recognizing revenue on this advertising/sponsorship revenue. If revenue related to advertising/sponsorship is not material to your financial statements, then specifically state so.

Note 3. Short-term Investments, page 79

4. We note that you have included disclosure of the cost, fair value and gross unrealized losses of your short-term investments as of December 31, 2006 and January 1, 2006. Please revise future filings to include the contractual maturities of the securities as of the date of the most recent balance sheet presented and the amount of gains or losses reclassified out of accumulated other comprehensive income into earnings. See paragraphs 20-21 of SFAS No. 115.

Note 5. Long-Term Assets Related to Indian Casino Projects – Notes Receivable, page 80

5. We note your disclosure that on September 28, 2006, the Shingle Springs Tribe and El Dorado County entered into a settlement agreement that requires the Shingle Springs Tribe to make voluntary mitigation payments to construct high occupancy vehicle ("HOV") lanes on Highway 50, make payments for law enforcement services, collect and pay sales taxes on food and beverage revenues to El Dorado County, and contribute to the El Dorado County general fund. Please tell us if this settlement will affect the recoverability of the amounts recorded as notes receivable that are payable by Shingle Springs to Lakes, or if it will affect the management fees that will be earned by Lakes once the casino is open.

Note 11. Stock Options, page 90

6. Please revise future filings to ensure your disclosures related to the stock option plans include disclosure of the weighted-average grant-date fair value of options granted during the year, for each year in which an income statement is presented. See paragraph A240(c) of SFAS No. 123R.

Note 13. Commitments and Contingencies, page 93

7. We note from your disclosures in Note 13 and on page 40 of MD&A that you have an operating lease for an airplane and WPTE has an operating lease for office space that appears to have escalating payments. Please tell us if you record the lease expense for these obligations on a straight-line basis in accordance with SFAS 13. If not, please tell us why you believe your accounting for these leases is appropriate.

Note 16. Segment Information, page 97

8. We note from your disclosures throughout the filing that you recognize revenue on international license agreements and product sales. Please revise future filings to include disclosure of revenues from external customers (1) attributed to your country of domicile and (2) attributed to all foreign countries in total from which you derive revenues. See paragraph 38 of SFAS No. 131.

Note 17. Selected Quarterly Financial Information (Unaudited) (Restated)

9. Please revise future filings to discuss the nature of any unusual or infrequent
    items that impacted your quarterly results of operations for the various periods
    presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Item 9A. Controls and Procedures, page 101

10. We note your conclusion that disclosure controls and procedures were effective at
    the reasonable assurance level as of the end of the period covered by the report,
    notwithstanding the error requiring the restatement. In light of the errors that
    caused the restatement, and the definition of disclosure controls, which includes
    controls and procedures designed to ensure that information required to be
    disclosed is recorded, processed, summarized and reported, we believe that it
    would be unusual for your disclosure controls and procedures to have been
    effective during the period. Please explain to us why you believe it was
    appropriate to conclude that disclosure controls and procedures were effective as
    of the period covered by the Form 10-K.

Form 10-Q for the period ended September 30, 2006

Note 1. Basis of Presentation

11. We note your disclosure that WPTE has reclassified $7 million of investments in
    marketable securities that were previously reported erroneously as current assets
    to non-current assets as of December 31, 2006.   Although these changes in the
    consolidated balance sheet may be understandable to a reader of your
    consolidated financial statements, please note that it is not appropriate to
    categorize the change as a reclassification if previous items classified in current
    assets did not meet its definition in accordance with Chapter 3A of ARB No. 43,
    as the assets were not reasonably expected to be realized in cash or sold or
    consumed during the normal operating cycle of the business.   As such, the
    revisions from an unacceptable (not an alternative acceptable) GAAP presentation
    represents a correction of an accounting error that would require restatement, and
    not solely a reclassification, of amounts in the consolidated financial statements in
    accordance with the guidance in paragraph 26 of SFAS No.154 and the Statement
    of Auditing Standards (Section 420).   Please confirm your understanding and
    compliance with such guidance in future accounting matters of a similar nature.

Note 3. Intangible Assets Related to Indian Casino Projects and Related Obligations

12. We note your disclosure that the opening of the Four Winds Casino Resort triggered obligations for Lakes to pay two unrelated third parties amounts related to the acquisition of the management contract with the Pokegon Band. Please explain to us why you believe it was appropriate to record the fair value of this obligation as an intangible asset. As part of your response, please discuss the nature of this obligation and how the amount was initially determined or calculated.

Note 5. Stock Warrant

13. We note your disclosure that as a result of the reduction in exercise price of the warrant, you recognized a stock warrant inducement discount calculated using the Black-Scholes pricing model. In future filings, please disclose the actual assumptions used in the valuation in the notes to the financial statements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant